# Amendment to Form SBSE-A

SBSE-A/A: Amendment to an application for registration of Security-based Swap Dealers and Major Security-based Swap Participants that are registered or registering with the Commodity Futures Trading Commission as a Swap Dealer or Major Swap Participant

The applicant has made the following amendments to Form SBSE-A.

- Number of principals who are individuals
- Individual Principal has been removed in Schedule A: Jeanette Almberg
- Individual Principal has been removed in Schedule A: Winnie Fok
- Individual Principal has been removed in Schedule A: Marika Ottander
- Individual Principal has been added in Schedule A: Paula Berg
- Individual Principal has been added in Schedule A: Martina Wallenberg
- Item 13B: Service arrangement with Brown Brothers Harriman & Co (BBH) has been added.

Form 7R has been amended to reflect:

- The removal of "Karin Printz" as a contact person listed under "Enforcement/Compliance Communication Contact Information".